Gregory E. Murphy

Chairman, President & Chief Executive Officer

Selective Insurance Group, Inc.

40 Wantage Avenue

Branchville, New Jersey 07890

Tel:	(973) 948-1292
Fax:	(973) 948-0282

E-mail: gregory.murphy@selective.com

Tuesday, June 13, 2006

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 6010

Washington, D.C. 20549

RE:	Selective Insurance Group, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed on March 1, 2006
File No. 000-08641

Dear Mr. Rosenberg:

Thank you for your letter of May 26, 2006 (the “Comment Letter”) and for the two-day extension of time that Ibolya Ignat granted us on June 9, 2006.

We have formatted and numbered our responses to correspond to the Comment Letter and our responses follow each of your comments, which are in bold type. The capitalized terms used in this letter have the meanings ascribed to them in our Annual Report on Form 10-K for the fiscal year ended December 31, 2005.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Critical Accounting Policies and Estimate, page 30

Reserves for Losses and Loss Expenses, page 31

1. a.

Recorded loss reserves for property and casualty insurers generally include a provision for uncertainty, when management determined that existing actuarial methodologies and assumptions do not adequately provide for ultimate loss development. Such a provision may be explicit (i.e. represented by the excess of recorded reserves over actuarial indication) or implicit in the assumption-setting process. So that investors can better understand the inherent uncertainties in your business and degree of conservatism that you have incorporated in your loss reserve estimates, please address as part of your discussion of the loss reserving methodology herein, how you determine the provision for uncertainty.

b.	Please identify and describe those key assumptions that materially affect the estimate of the reserve for the loss and loss adjustment expenses. In addition please disclose the following:

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

June 13, 2006

1)	For each of your key assumptions and for your provision for uncertainty, quantify and explain what caused them to change historically over the periods presented.
2)

Discuss whether and to what extent management has adjusted each of the key assumptions and the provision for uncertainty used in calculating the most recent estimate of the reserve given the historical changes, current trends observed and/or other factors as discussed in 1 above. This discussion should reconcile the historical changes, the current trends and/or other factors observed to what management has calculated as its most recent key assumptions.

c.

In order to show investors the potential variability in the most recent estimate of your loss reserve, quantify and present preferably in a tabular format the affect that reasonably likely changes in the key assumptions identified may have on reported results, financial position and liquidity. Explain why management believes the scenarios quantified are reasonably likely. Also include how these factors change to affect the number calculated for the high and the low ends of the range disclosed here and why you selected the reserve amount within that range that you did.

SELECTIVE RESPONSE:

In our previous filings, we have disclosed the uncertainty surrounding reserves and our actuarially developed reasonable range of reserves. In our reserving process, our actuaries make hundreds of selections based on known facts and their assessment of the uncertainties surrounding each item. Our financial statement reserves are consistent with the actuarial best estimate and do not contain any implicit or explicit “management provision for uncertainty.”

Our proposed prospective disclosure is as follows:

Reserves for Losses and Loss Expenses

Significant periods of time can elapse between the occurrence of an insured loss, the reporting of the loss to the insurer, and the insurer’s payment of that loss. To recognize liabilities for unpaid losses and loss expenses, insurers establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported net losses and loss expenses. As of December 31, 2005, the Company had accrued $2.1 billion of loss and loss expense reserves compared to $1.8 billion at December 31, 2004.

How reserves are established

When a claim is reported to an insurance subsidiary, claims personnel establish a “case reserve” for the estimated amount of the ultimate payment. The amount of the reserve is primarily based upon a case-by-case evaluation of the type of claim involved, the circumstances surrounding each claim, and the policy provisions relating to the type of losses. The estimate reflects the informed judgment of such personnel based on general insurance reserving practices, as well as the experience and knowledge of the claims person. Until the claim is resolved, these estimates are revised as deemed necessary by the responsible claims personnel based on subsequent developments and periodic reviews of the case.

In addition to case reserves, we maintain estimates of reserves for losses and loss expenses incurred but not yet reported (“IBNR”). Using generally accepted actuarial reserving techniques, we project our estimate of ultimate losses and loss expenses at each reporting date. The difference between: (i) projected ultimate loss and loss expense reserves and (ii) case loss reserves and loss expense reserves thereon are carried as the

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

June 13, 2006

IBNR reserve. The actuarial techniques used are part of a comprehensive reserving process that includes two primary components. The first component is a detailed quarterly reserve analysis performed by our internal actuarial staff, which is managed independently from the operating units. In completing this analysis, the actuaries are required to make numerous assumptions, including, for example, the selection of loss development factors and the weight to be applied to each individual actuarial indication. These indications include paid and incurred versions for the following actuarial methodologies: loss development, Bornhuetter-Ferguson, Berquist-Sherman, and frequency/severity. Additionally, the actuaries must gather substantially similar data in sufficient volume to ensure the statistical credibility of the data. The second component of the analysis is the projection of the expected ultimate loss ratio for each line of business for the current accident year. This projection is part of the Company’s planning process wherein the expected loss ratios are reviewed and updated each quarter. This review includes actual versus expected pricing changes, loss trend assumptions, and updated prior period loss ratios from the most recent quarterly reserve analysis.

In addition to the most recent loss trends, a range of possible IBNR reserves is determined annually and continually considered, among other factors, in establishing IBNR for each reporting period. Loss trends include, but are not limited to, large loss activity, environmental claim activity, large case reserve additions or reductions for prior accident years, and reinsurance recoverable issues. The Company also considers factors such as: (i) per claim information; (ii) Company and industry historical loss experience; (iii) legislative enactments, judicial decisions, legal developments in the imposition of damages, and changes in political attitudes; and (iv) trends in general economic conditions, including the effects of inflation. Based on the consideration of the range of possible IBNR reserves, recent loss trends, uncertainty associated with actuarial assumptions and other factors, IBNR is established and the ultimate net liability for losses and loss expenses is determined. Such an assessment requires considerable judgment given that it is frequently not possible to determine whether a change in the data is an anomaly until some time after the event. Even if a change is determined to be permanent, it is not always possible to reliably determine the extent of the change until some time later. There is no precise method for subsequently evaluating the impact of any specific factor on the adequacy of reserves because the eventual deficiency or redundancy is affected by many factors. The changes in these estimates, resulting from the continuous review process and the differences between estimates and ultimate payments, are reflected in the consolidated statements of income for the period in which such estimates are changed. Any changes in the liability estimate may be material to the results of operations in future periods.

Major trends by line of business creating additional loss and loss expense reserve uncertainty

The Insurance Subsidiaries are multi-state, multi-line property and casualty insurance companies and, as such, are subject to reserve uncertainty stemming from a variety of sources. These uncertainties are considered at each step in the process of establishing loss and loss expense reserves. However, as market conditions change, certain trends are identified that management believes create an additional amount of uncertainty. A discussion of recent trends, by line of business, that have been recognized by management follows.

Workers Compensation

With $669 million of recorded reserves, net of reinsurance, at December 31, 2005, workers compensation is the Company’s largest reserved line of business. In addition to the uncertainties associated with actuarial assumptions and methodologies described above, workers compensation is the line of business that is most susceptible to unexpected changes in the cost of medical services because of the length of time over which medical services are provided and the unpredictability of medical cost inflation. In 2005, we had sufficient evidence of greater than expected increases in our workers compensation medical costs and raised our

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

June 13, 2006

reserves in this line of business by $42 million for accident years 2001 and prior. The higher than anticipated increase in medical costs could be a relatively short-term anomaly, in which case our historical patterns would be the best basis for future projections. If higher trends continue on a longer term, our historical patterns will be less meaningful in predicting future loss costs and could result in additional adverse reserve development.

General Liability

With $601 million of recorded reserves, net of reinsurance, at December 31, 2005, general liability is the Company’s second largest reserved line of business. In recent years, this line of business has experienced adverse development mainly due to completed operations coverage under policies issued to contractors and higher than expected legal expenses. Accordingly, reserves for this line of business were increased by $14 million in 2005 for accident years 2001 and prior. At this time, management has not identified any recent trends that would create additional significant reserve uncertainty for this line of business.

Commercial Automobile

With $289 million of recorded reserves, net of reinsurance, at December 31, 2005, commercial automobile is the Company’s third largest reserved line of business. This line of business has experienced favorable loss development in recent years driven by a downward trend in large claims. The number of large claims has a high degree of volatility from year-to-year and, therefore, requires a longer period before the Company would respond to this type of information when establishing reserves. The Company has experienced lower than expected severity in accident years 2002 through 2004, which resulted in favorable development in 2005 of $48 million. This result is driven by trends that are positively affecting the commercial auto insurance market in general, as well as by Selective specific initiatives such as: (i) the increase in lower hazard auto business as a percentage of our overall commercial auto book of business, (ii) a re-underwriting of our newest operating region, and (iii) a more proactive approach to loss prevention. If this lower trend in large claims continues, additional favorable reserve development is possible.

Personal Automobile

With $202 million of recorded reserves, net of reinsurance, at December 31, 2005, personal automobile is the Company’s fourth largest reserved line of business. The majority of this business is written in the State of New Jersey, where the judicial and regulatory environment has been subject to significant changes over the past few decades. The most recent change occurred in June 2005, when the New Jersey Supreme Court ruled that the serious life impact standard does not apply to the Automobile Insurance Cost Reduction Act’s limitation on lawsuit threshold. Consequently, the Company increased reserves for this line of business by $13 million in the Second Quarter 2005. This recent judicial decision, however, also has increased the amount of uncertainty surrounding our personal auto reserves, as much of the historical information used to make assumptions has been rendered less effective as a basis for projecting future results.

Other Lines of Business

At December 31, 2005, no other individual line of business had recorded reserves of more than $50 million, net of reinsurance. Management, at this time, has not identified any recent trends that would create additional significant reserve uncertainty for these other lines of business.

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

June 13, 2006

The following tables provide case and IBNR reserves for losses, reserves for loss expenses, and reinsurance recoverable on unpaid losses and loss expenses as of December 31, 2005 and 2004:

As of December 31, 2005					Reinsurance
					recoverable
	Loss Reserves				on unpaid
	Case	IBNR		Loss expense	losses and
($ in thousands)	Reserves	Reserves	Total	Reserves	loss expenses	Net Reserves
Commercial automobile	$92,390	169,220	261,610	$33,112	5,969	288,753
Workers compensation	337,235	315,375	652,610	84,891	68,354	669,147
General liability	142,899	373,094	515,993	110,941	26,366	600,568
Commercial property	17,488	1,161	18,649	1,246	579	19,316
Business owners' policy	20,569	23,467	44,036	6,759	5,175	45,620
Bonds	1,527	4,635	6,162	1,777	382	7,557
Other	306	1,704	2,010	2	211	1,801
Total commercial lines	612,414	888,656	1,501,070	238,728	107,036	1,632,762

Personal automobile	130,714	98,541	229,255	40,230	66,989	202,496
Homeowners	13,148	10,104	23,252	2,520	3,275	22,497
Other	35,010	11,159	46,169	2,825	40,948	8,046
Total personal lines	178,872	119,804	298,676	45,575	111,212	233,039
Total	$791,286	1,008,460	1,799,746	$284,303	218,248	1,865,801

As of December 31, 2004					Reinsurance
					recoverable
	Loss Reserves				on unpaid
	Case	IBNR		Loss expense	losses and
($ in thousands)	Reserves	Reserves	Total	Reserves	loss expenses	Net Reserves
Commercial automobile	$93,076	180,766	273,842	$28,541	6,098	296,285
Workers compensation	298,803	245,897	544,700	53,913	68,692	529,921
General liability	133,706	299,666	433,372	88,946	29,403	492,915
Commercial property	18,616	1,890	20,506	1,200	1,048	20,658
Business owners' policy	18,549	22,810	41,359	5,994	5,160	42,193
Bonds	1,267	3,438	4,705	1,664	696	5,673
Other	640	2,649	3,289	5	224	3,070
Total Commercial	564,657	757,116	1,321,773	180,263	111,321	1,390,715

Personal automobile	131,387	96,399	227,786	39,870	67,410	200,246
Homeowners	11,507	8,496	20,003	2,418	2,427	19,994
Other	31,206	9,020	40,226	2,878	37,614	5,490
Total personal lines	174,100	113,915	288,015	45,166	107,451	225,730
Total	$738,757	871,031	1,609,788	$225,429	218,772	1,616,445

The Company established a range of reasonably possible reserves for net claims of approximately $1,764 million to $1,950 million at December 31, 2005 and of $1,529 million to $1,695 million at December 31, 2004. A low and high reasonable reserve selection was derived primarily by considering the range of indications calculated using generally accepted actuarial techniques. Such techniques assume that past experience, adjusted for the effects of current developments and anticipated trends, are an appropriate basis for predicting future events. Although this range reflects the most likely scenarios, it is possible that the final outcomes may fall above or below these amounts. This range does not include a provision for potential increases or decreases associated with environmental reserves, as management believes it is not meaningful to calculate a range given the uncertainties associated with environmental claims. The Company does not discount to present value that portion of its loss reserves expected to be paid in future periods; however, the loss reserves take into account anticipated recoveries for salvage and subrogation claims.

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

June 13, 2006

Potential impact on reserve volatility from changes in key assumptions

As of December 31, 2005, the established range of reserves (described above) reflects potential volatility of future valuations of our current loss and loss expense reserve estimates that could result under reasonably possible scenarios. This range of approximately $1,764 million to $1,950 million around our selected reserves of $1,866 million implies the following: (i) on the low-end, that there are reasonably possible scenarios in which our selected reserves are redundant by $102 million at December 31, 2005 and (ii) on the high-end, there are reasonably possible scenarios in which our selected reserves are deficient by $84 million at December 31, 2005. The key assumptions within these scenarios include, but are not limited to, the following:

•	The selection of loss development factors;
•	The weight to be applied to each individual actuarial indication;
•	Projected future loss trend; and
•	Expected loss ratios for the current book of business.

In light of the many uncertainties associated with establishing the estimates and making the assumptions necessary to establish reserve levels, the Company reviews its reserve estimates on a regular basis as described above and makes adjustments in the period that the need for such adjustment is determined. These reviews could result in the Company identifying information and trends that would require the Company to increase some reserves and/or decrease other reserves for prior periods and could also lead to additional increases in loss and loss adjustment expense reserves, which could materially adversely affect the Company’s results of operations, equity, business, insurer financial strength and debt ratings. The Company experienced adverse development in its loss and loss expense reserves totaling $5.1 million in 2005, $4.9 million in 2004 and $15.0 million in 2003. For further discussion on the adverse development in loss and loss expense reserves, see the discussion on “Net Loss and Loss Expense Reserves” in Item 1. “Business” and Note 6 of Item 8. “Financial Statements and Supplementary Data” in this Form 10-K.

Asbestos and Environmental Reserves

Included in our loss and loss expense reserves are amounts for environmental claims, both asbestos and non-asbestos. Carried net loss and loss expense reserves for environmental claims were $41.8 million as of December 31, 2005 and $38.5 million as of December 31, 2004. Selective’s exposure to environmental liability is primarily due to policies written prior to the introduction of the absolute pollutions endorsement in the mid-80’s and the underground storage tank leaks mostly from New Jersey homeowners policies in recent years. Selective’s asbestos and non-asbestos environmental claims have arisen primarily from insured exposures in municipal government, small commercial risks, and homeowners policies. The emergence of these claims is slow and highly unpredictable. During 2004, Selective also experienced adverse development in its homeowners line of business as a result of unfavorable trends in claims for groundwater contamination caused by leakage of certain underground heating oil storage tanks in New Jersey. Increased frequency was triggered, in part, by the state’s robust real estate market, which led to an increase in home tank inspections.

IBNR reserve estimation for environmental claims is often difficult because, in addition to other factors, there are significant uncertainties associated with critical assumptions in the estimation process such as average clean-up costs, third-party costs, potentially responsible party shares, allocation of damages, insurer litigation costs, insurer coverage defenses, and potential changes to state and federal statutes. However, management is not aware of any emerging trends that could result in future reserve adjustments. Moreover, normal historically-based actuarial approaches are difficult to apply because relevant history is not available. While models can be applied, such models can produce significantly different results with small

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

June 13, 2006

changes in assumptions. As a result, management does not calculate a specific environmental loss range, as it believes it would not be meaningful.

The table below summarizes the number of asbestos and non-asbestos claims outstanding at December 31, 2005, 2004, and 2003. For additional information about our environmental reserves, see Item 1. “Business,” Item 8. “Financial Statements and Supplementary Data,” Note 6 to the consolidated financial statements.

Environmental Claims Activity (in thousands except claim counts)	2005	2004	2003
Asbestos Related Claims(1)
Claims at beginning of year	3,025	2,772	2,346
Claims received during year	276	442	720
Claims closed during year(2)	(1,212)	(189)	(294)
Claims at end of year	2,089	3,025	2,772
Average gross loss settlement on closed claims	$0.53	0.18	0.55
Gross amount paid to administer claims	$230	137	419
Net survival ratio(3)	16	20	17

Non-Asbestos Related Claims(1)
Claims at beginning of year	285	286	247
Claims received during year	154	126	133
Claims closed during year(2)	(146)	(127)	(94)
Claims at end of year	293	285	286
Average gross loss settlement on closed claims	$65.20	13.60	7.90
Gross amount paid to administer claims	$1,718	553	723
Net survival ratio(3)	7	7	9

(1)	The number of environmental claims presented in the tables includes all multiple claimants who are associated with the same site or incident.
(2)	Includes claims dismissed, settled, or otherwise resolved.
(3)	The net survival ratio was calculated utilizing a three-year average for net losses and expenses paid.

Financial Condition, Liquidity and Capital Resources, page 48

Contractual Obligations and Contingent Liabilities and Commitments, page 50

2.            Please provide to us in a disclosure type format a revised table that includes the claim payment information provided on page 51 within that table on a gross basis. In addition, also revise the table to include the interest payments associated with the debt instruments included in that table.

SELECTIVE RESPONSE:

Our proposed prospective disclosure regarding the contractual obligations table is as follows:

Contractual obligations	Payment due by period
		Less than	1-3	3-5	More than
(in millions)	Total	1 year	years	years	5 years
Operating leases	$21.9	7.8	10.8	3.0	0.3
Senior convertible notes	305.0	-	-	-	305.0
Convertible subordinated debentures	0.8	-	0.8	-
Notes payable	223.5	18.3	30.6	24.6	150.0
Interest payments on debt instruments	340.6	20.9	37.4	27.8	254.5
Total	$891.8	47.0	79.6	55.4	709.8

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

June 13, 2006

We also propose to prospectively modify our table reflecting projected cash payments associated with our loss and loss expense reserves to disclose claim payment information on a gross and net basis as follows:

Loss and Loss Expense Reserves
(in millions)	Gross	Ceded	Net
Projected future net loss and loss expenses paid in:
First Year	$580.2	50.1	530.1
Second Year	414.9	24.8	390.1
Third Year	300.9	18.3	282.6
Fourth Year	199.9	15.8	184.1
Fifth Year	134.0	13.9	120.1
Beyond Fifth Year	454.1	95.3	358.8
Net reserves for loss and loss expenses	$2,084.0	218.2	1,865.8

Item 8. Financial Statements and Supplementary Date, page 55

Note 2. Summary of Significant Accounting Policies, page 60

(d) Investments, page 60

3.

It is unclear how the accounting policy described herein is applied to the “Mortgage-backed securities” disclosed in Note 3 on page 64. Please provide to us in disclosure type format a discussion of the accounting policy applied to these “Mortgage-backed securities.”

SELECTIVE RESPONSE:

Our proposed prospective disclosure is as follows (changes from the existing are shown in italics):

Fixed maturity securities, which include bonds, redeemable preferred stocks, and mortgage-backed securities, are purchased to support the investment strategies of Selective. These strategies are developed based on many factors including rate of return, maturity, credit risk, tax considerations and regulatory requirements. Fixed maturity securities that are not classified as either held-to-maturity securities or trading securities are classified as available-for-sale securities and reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders’ equity as accumulated other comprehensive income. Those fixed maturity securities that Selective has the ability and positive intent to hold to maturity are classified as held-to-maturity and carried at amortized cost, which is calculated using the scientific method.

Premiums and discounts arising from the purchase of mortgage-backed securities are amortized to the expected maturity based on future principal payments, including prepayments. These prepayments are estimated based upon historical and projected cash flows. Prepayment assumptions are reviewed annually and adjusted to reflect actual prepayments and changes in expectations. Future amortization of any premium and/or discount is also adjusted to reflect the revised assumptions.

Equity securities include common stocks, while alternative investments consist primarily of limited partnerships and private equity securities. Equity securities are carried at fair value as of the balance sheet date, and alternative investments are carried using the equity method, which approximates fair value. Equity securities are classified as available-for-sale.

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

June 13, 2006

Realized gains and losses on the sale of investments are determined on the basis of the cost of the specific investments sold and are credited or charged to income. When the fair value of any investment is lower than its cost, an assessment is made to determine if the decline is other than temporary. If the decline is deemed to be other than temporary, the investment is written down to fair value and the amount of the write-down is charged to income as a realized loss. The fair value of the investment becomes its new cost basis.

Note 10. Segment Information, page 73

4.

We note that management’s discussion and analysis provides a much more detailed view of the “Insurance Operations” than what you disclose here as your operating segment. Please explain to us how management determined that these resulted in one operating segment given the inclusion of much more segmented information in your management’s discussion and analysis. Provide to us a sample of the reports that are reviewed by your chief operating decision maker.

SELECTIVE RESPONSE:

The Company’s Insurance Operations develops strategic business plans, assesses profitability, and compensates management personnel based upon the aggregate performance of the Company’s independent agents as measured by the statutory combined ratio. Selective’s primary Insurance Operations marketing strategy is focused on our independent agents, who are assessed and compensated based on the overall profitability of their book of business. Our entire Insurance Operations management is aligned in a field model to reinforce this agency-focused approach, beginning with our Agency Management Specialists (“AMS”), who manage the independent agents and are held responsible for the overall underwriting profit of the risks written by their assigned independent agencies.

Correspondingly, our Insurance Operations financial reporting is field-model based and the chief operating decision maker receives reports based on performance by agent, AMS, region, and line of business, as well as by business class, state, and customer grouping. The chief operating decision maker also receives budget reports, pricing reports, and accident year results. The items you requested will be provided to the Commission in hard copy under separate cover. We are requesting confidential treatment of such items pursuant to Rule 83 of the Commission’s Rules on Information and Requests.

Consistent with the Insurance Operation’s management and reporting, we have structured our various compensation plans based on overall results. For example, our annual cash incentive plan payout is primarily measured based on the statutory combined ratio of the Insurance Operations segment, while our long-term incentive plan is calibrated to net premiums written and combined ratios of our total Insurance Operations segment compared to a select group of peer companies.

Historically, we have provided a more detailed view of the Insurance Operations segment within our Management’s Discussion and Analysis to provide the reader with information that is important in understanding and comparing our results to others within our industry, as well as in response to previous Commission staff requests.

Jim B. Rosenberg, Senior Assistant Chief Accountant

United States Securities and Exchange Commission

June 13, 2006

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions, please call Dale Thatcher, Executive Vice President, Chief Financial Officer and Treasurer, at (973) 948-1774, or me, at (973) 948-1292.

Very truly yours,

/s/ Gregory E. Murphy

Gregory E. Murphy

Chairman, President & Chief Executive Officer

Selective Insurance Group, Inc.

cc:	United States Securities and Exchange Commission:
Jim Atkinson
Ibolya Ignat